                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13d-1(a) AND AMENDMENTS THERETO FILED TO PURSUANT TO
                                  RULE 13d-2(a)

                                Tefron Ltd. - TFR
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value NIS 1.0 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M87482-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Arie Wolfson, President
                                   Tefron Ltd.
                                 28 Chida Street
                            Bnei-Brak, 51371, Israel
                               011-972-3-579-8701
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement in Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/

         Note. Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. M87482-10-1                      13D                Page 2 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Not Applicable

         Arwol Holdings Ltd.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [x]
         (b) /_/
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         AF, BK
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)                                                   /_/
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Israel
--------------------------------------------------------------------------------
Number of               7.       Sole Voting Power
Shares
Beneficially            --------------------------------------------------------
Owned by Each           8.       Shared Voting Power
Reporting                        8,000,382
Person With:            --------------------------------------------------------
                        9.       Sole Dispositive Power

                        --------------------------------------------------------
                        10.      Shared Dispositive Power
                                 4,388,210
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         8,000,382*
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  /_/
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         60.0%*
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         CO
--------------------------------------------------------------------------------
               * Includes 3,612,172 Tefron Ordinary Shares as to which the reporting person disclaims beneficial ownership. (See Items 5 and 6 hereof).

--------------------------------------------------------------------------------
CUSIP No. M87482-10-1                      13D                Page 3 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Not Applicable

         Arie Wolfson
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [x]
         (b) /_/
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         PF, BK
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)                                                   /_/
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Israel
--------------------------------------------------------------------------------
Number of               7.       Sole Voting Power
Shares
Beneficially            --------------------------------------------------------
Owned by Each           8.       Shared Voting Power
Reporting                        8,000,382
Person With:            --------------------------------------------------------
                        9.       Sole Dispositive Power

                        --------------------------------------------------------
                        10.      Shared Dispositive Power
                                 6,083,720
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         8,000,382*
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  /_/
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         60.0%*
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------
               * Includes 3,612,172 Tefron Ordinary Shares as to which the reporting person disclaims beneficial ownership. (See Items 5 and 6 hereof).

--------------------------------------------------------------------------------
CUSIP No. M87482-10-1                      13D                Page 4 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Not Applicable

         Sigi Rabinowicz
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)    [x]
         (b)    /_/
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         PF, BK
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)                                                   /_/
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Israel
--------------------------------------------------------------------------------
Number of               7.       Sole Voting Power
Shares
Beneficially            --------------------------------------------------------
Owned by Each           8.       Shared Voting Power
Reporting                        8,000,382
Person With:            --------------------------------------------------------
                        9.       Sole Dispositive Power

                        --------------------------------------------------------
                        10.      Shared Dispositive Power
                                 6,083,720
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         8,000,382*
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  /_/
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         60.0%*
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------
               * Includes 3,612,172 Tefron Ordinary Shares as to which the reporting person disclaims beneficial ownership. (See Items 5 and 6 hereof).

--------------------------------------------------------------------------------
CUSIP No. M87482-10-1                      13D                Page 5 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Not Applicable

         Riza Holdings Ltd.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)    [x]
         (b)    /_/
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         AF, BK
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)                                                   /_/
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Israel
--------------------------------------------------------------------------------
Number of               7.       Sole Voting Power
Shares
Beneficially            --------------------------------------------------------
Owned by Each           8.       Shared Voting Power
Reporting                        8,000,382
Person With:            --------------------------------------------------------
                        9.       Sole Dispositive Power

                        --------------------------------------------------------
                        10.      Shared Dispositive Power
                                 4,388,210
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         8,000,382*
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  /_/
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         60.0%*
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         CO
--------------------------------------------------------------------------------
               * Includes 3,612,172 Tefron Ordinary Shares as to which the reporting person disclaims beneficial ownership. (See Items 5 and 6 hereof).

--------------------------------------------------------------------------------
CUSIP No. M87482-10-1                      13D                Page 6 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
15.      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Not Applicable

         Macpell Industries Ltd.
--------------------------------------------------------------------------------
16.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)    [x]
         (b)    /_/
--------------------------------------------------------------------------------
17.      SEC Use Only

--------------------------------------------------------------------------------
18.      Source of Funds
         AF
--------------------------------------------------------------------------------
19.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)                                                   /_/
--------------------------------------------------------------------------------
20.      Citizenship or Place of Organization
         Israel
--------------------------------------------------------------------------------
Number of               21.      Sole Voting Power
Shares                           628,600
Beneficially            --------------------------------------------------------
Owned by Each           22.      Shared Voting Power
Reporting                        7,371,782
Person With:            --------------------------------------------------------
                        23.      Sole Dispositive Power
                                 4,388,210
                        --------------------------------------------------------
                        24.      Shared Dispositive Power
                                 0
--------------------------------------------------------------------------------
25.      Aggregate Amount Beneficially Owned by Each Reporting Person
         8,000,382*
--------------------------------------------------------------------------------
26.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  /_/
--------------------------------------------------------------------------------
27.      Percent of Class Represented by Amount in Row (11)
         60.0%*
--------------------------------------------------------------------------------
28.      Type of Reporting Person (See Instructions)
         CO
--------------------------------------------------------------------------------
               * Includes 3,612,172 Tefron Ordinary Shares as to which the reporting person disclaims beneficial ownership. (See Items 5 and 6 hereof).

Item 1.  Security and Issuer

               Tefron Ltd. (TFR) Ordinary shares, par value NIS 1.0 per share (the "Tefron Ordinary Shares")

               28 Chida Street
               Bnei-Brak 51371 Israel


Items 2(a)-(c) and (f). Name of Persons Filing, Address of Principal Business Office, Present Occupation or Employment and Citizenship.

               This report is being filed on behalf of Arie Wolfson ("Wolfson"), Sigi Rabinowicz ("Rabinowicz"), Arwol Holdings Ltd. ("Arwol"), Riza Holdings Ltd. ("Riza") and Macpell Industries Ltd. ("Macpell") (each, a "Reporting Person").

               For information with respect to the (a) identity; (b) residence of business address; (c) present principal occupation or employment and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each Reporting Person and executive officers and directors of Arwol, Riza and Macpell see Schedules II, III and IV respectively, attached hereto and incorporated herein by reference.

Item 2(d). and (e).

               During the last five years, none of Arwol, Riza, Macpell, Wolfson or Rabinowicz nor, to their knowledge, any director or executive officer of Arwol, Riza or Macpell has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is a subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               Wolfson acquired his interest in Tefron through the purchase of Macpell Ordinary Shares, as defined in Item Four hereof, in three separate transactions. Pursuant to the Arwol Purchase Agreement, as defined in Item Four hereof, Wolfson acquired 11,853,214 Macpell Ordinary Shares for an aggregate purchase price of $44,981,761. On September 24, 1998 following the exercise of put options pursuant to Article 10 of the Arwol Purchase Agreement, Wolfson acquired an additional 283,249 Macpell Ordinary Shares for an aggregate purchase price of $879,564. On June 1, 1994 following the exercise of put options pursuant to Article 10 of the Arwol Purchase Agreement, Wolfson acquired an additional 47,208 Macpell Ordinary Shares for an aggregate purchase price of $146,392. The transactions were funded through (i) a loan in the principal amount of $33,500,000 provided to Wolfson through Arwol in equal parts by First International Bank of Israel Ltd.
               and its subsidiary Bank Poali Agudat Israel Ltd. (collectively, "FIBI") (the "FIBI Loan") pursuant to a loan agreement, attached hereto as Exhibit K, whereby Arwol pledged Macpell ordinary shares as collateral, (ii) an unsecured loan in the principal amount of $11,600,000 provided to Arwol by Tabriz Anstalt
               Limited NV ("Tabriz")(the "Tabriz Loan") pursuant to a loan agreement attached hereto as Exhibit L, and (iii) a loan secured by Macpell Ordinary Shares provided to Arwol on July 9, 1998 by Bank Hapoalim Ltd. ("Hapoalim") (the "Hapoalim Loan") pursuant to an agreement attached hereto as Exhibit N. The FIBI Loan was repaid with funds received pursuant to the issuance of a dividend by Macpell and with the proceeds of the Hapoalim Loan. The outstanding balances on the Tabriz Loan and the Hapoalim
               Loan were repaid with the proceeds of the transactions pursuant to the Riza Purchase Agreement, as defined in Item four hereof. Rabinowicz acquired his interest in Tefron through the purchase of Macpell Ordinary Shares by Riza. Pursuant to the Riza
               Purchase Agreement, as defined in Item Four hereof, Riza purchased 3,893,086 Macpell Ordinary Shares for an aggregate purchase price of $13,635,144. The purchase price was funded with the proceeds of a loan provided to Riza by Hapoalim in the principal amount of $13,650,000 pursuant to an agreement, attached hereto as Exhibit O whereby Riza pledged its Macpell Ordinary Shares as collateral and Arwol pledged certain Macpell Ordinary Shares as security for its guarantee of 35% of the loan. As security for Arwol's guarantee, Riza granted Arwol a subordinate security interest in Riza's Macpell Ordinary Shares.




Item 4.        Purpose of the Transactions.

               On September 17, 1997 certain shareholders of Tefron including Macpell, Tabriz, Discount Investment Corporation

               Ltd. ("DIC") and PEC Israel Economic Corporation ("PEC") (DIC and PEC collectively, the "Discount Group") (each, a "Party" and collectively, the "Parties") entered into a shareholders agreement (the "Tefron Shareholders Agreement") attached hereto as Exhibit A and described more fully in Items Five and Six hereof. Thereafter, on February 26, 1998 pursuant to a purchase agreement among Arwol, Eliezer Peleg, Nachum Peleg, Mast Industries, Inc., a Delaware corporation, Shimon Topor, and Michael Steinhardt (the "Arwol Purchase Agreement"), attached hereto as Exhibit B, Arwol a company wholly-owned by Wolfson, acquired approximately 81.1% of the issued and outstanding shares of Macpell (the "Macpell Ordinary Shares"). Arwol acquired the interest in Macpell so as to have a controlling interest in Tefron and for investment purposes. In connection with the Arwol Purchase Agreement, Wolfson acquired the right to designate five members of the Tefron board of directors and thereafter was elected Chairman and President of Tefron by the board of directors..

               On January 24, 2000, Arwol entered into a purchase agreement (the "Riza Purchase Agreement"), attached hereto as Exhibit E, and more fully described in Items Five and Six hereof. Riza and Rabinowicz entered into the Riza Purchase Agreement so as to purchase shares of Macpell from Arwol. Rabinowicz and Riza purchased the Macpell Ordinary Shares for investment purposes and, through the Voting Agreement, described further in Items Five and Six below, Rabinowicz and Riza share in the decision making process by which Macpell appoints directors to the board of directors of Tefron. Rabinowicz has served as the Chief Executive Officer of Tefron since 1990.

               As of the date hereof the board of directors of Tefron consists of five directors appointed by Macpell, two directors appointed by the Discount Group and one director appointed by Tabriz.

               Wolfson and Rabinowicz, pursuant to a series of letter agreements described more fully in Items Five and Six hereof, have the right to purchase 1,695,690 Tefron Ordinary Shares held by Tabriz. On December 28, 1999 Wolfson and Rabinowicz entered into an option agreement with Ruimi whereby Ruimi was given the right to purchase 565,230 Tefron Ordinary Shares as more fully described in Items Five and Six hereof.

               The transactions reported on this Schedule 13D may have the effect of impeding the acquisition of control of Tefron by a third party because the parties to the Tefron Shareholders Agreement jointly control over 60% of the Tefron Ordinary Shares with the concurrent right to appoint all eight directors or thirteen of fifteen directors if Tefron is required to appoint Directors from Among the Public pursuant to Israeli law.

               Except as described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

               (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

               (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

               (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

               (d) any material change in the present capitalization or dividend policy of the Company;

               (e) any other material change in the Company's business or corporate structure;

               (f) changes in the Company's charter, by-laws, or other instruments corresponding hereto or other actions which may impede the acquisition of control of the Company by any person;

               (g) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (i) any action similar to any of those enumerated above.

               It is the Reporting Persons present intention to retain their controlling interest in Tefron and to continue to conduct business operations in accordance with their present practices. Notwithstanding the foregoing, the Reporting Persons will continue to review their investment in Tefron and reserve the right to change their intentions with respect to any and all matters reported in Item Four hereof.


Items 5. and 6. Interest in Securities of Tefron Ltd. and Contracts,
               Arrangements, Understandings or Relationships With Respect to Securities of Tefron Ltd.


               The Parties to the Tefron Shareholders Agreement transferred 7,371,782 Tefron Ordinary Shares, representing approximately 55% of the issued and outstanding Tefron Ordinary Shares, to a trustee, which trustee has agreed to vote the such shares in accordance with the terms and conditions of the Tefron Shareholders Agreement. The trustee is required to vote with respect to all matters to be voted upon, other than the election of the Tefron's directors, in accordance with the terms and conditions of the Tefron Shareholders Agreement and in accordance with any resolutions of the Parties made at a meeting held prior to each general meeting of Tefron shareholders. At such meeting of the Parties, each Party has one vote for each Tefron Ordinary Share transferred by such Party to the trustee and approval of resolutions requires the same percentage of votes as such resolution would require at a general meeting of Tefron Shareholders. Each party to the Tefron Shareholders Agreement is entitled to direct the trustee to vote the Tefron Ordinary Shares held by the trustee in favor of the number of directors selected by such party as provided in the Tefron Shareholders Agreement. Each party has agreed not to sell any of its Tefron Ordinary Shares subject to the Tefron Shareholders Agreement during the term of the Tefron Shareholders Agreement, except under limited circumstances.

               Pursuant to the Arwol Purchase Agreement Wolfson acquired beneficial ownership of the 4,388,210 Tefron Ordinary Shares owned directly by Macpell (or 35.4% of the outstanding Tefron Ordinary Shares) and the sole power to vote or direct the vote of and to dispose or direct the disposition of the Tefron Ordinary Shares owned by Macpell.

               On December 28, 1999 Arwol entered into a purchase agreement (the "Ruimi Purchase Agreement"), attached hereto as Exhibit C, whereby Arwol sold approximately 33% of its shares of Macpell (or 26.5% of the issued and outstanding Macpell Ordinary Shares) to Mr. Avi Ruimi ("Ruimi") through his holding companies Omnia Business Ltd. and Condo Overseas Inc. on three separate dates. On December 29, 1999 Rumi acquired 454,227 Macpell Ordinary Shares, on January 31, 2000, 1,539,623 Macpell Ordinary Shares and on February 15, 2000, 1,993,850 Macpell Ordinary Shares. In connection with that transaction, on December 28, 1999, Arwol entered into a voting agreement (the "Voting Agreement") attached hereto as Exhibit D, with Ruimi pursuant to which the parties agreed that neither party would sell more than 50% of their respective shares in Macpell. The terms of the Voting Agreement also permit Arwol, provided that it, and its affiliates, control more shares than Ruimi, to name six of the eleven directors of Macpell, while Ruimi shall be entitled to appoint three Macpell directors, the remaining two directors will be External Directors (formerly known as Directors on Behalf of the public). The Voting Agreement also provides that the vote of the holders of 75% of the Macpell Ordinary Shares is required for Macpell to (i) enter another line of business, (ii) merge, consolidate or dispose of any of its substantial assets, (iii) purchase, lease or acquire another substantial company, (iv) wind-up Macpell, (v) make decisions regarding the allotment of Macpell Ordinary Shares, and
               (vi) declare dividends. The Voting Agreement specifically permits the sale of Macpell Ordinary Shares by Arwol to Rabinowicz, or a company controlled by Rabinowicz, provided that Rabinowicz agrees to be bound by the terms and conditions of the Voting Agreement.

               Pursuant to the Riza Purchase Agreement, Riza, a company wholly owned by Rabinowicz, purchased 3,893,086 shares of Macpell from Arwol, representing approximately 25.02% of the issued and outstanding Macpell Ordinary Shares. Rabinowicz and Riza agreed to sign and become a party to the Voting Agreement and assume all of Arwol's obligations thereunder as a necessary condition to the sale. Following the sale to Riza, Arwol owns 28.6% of the issued and outstanding Macpell Ordinary Shares.

               On August 27, 1997, Tabriz entered into an option agreement (the "Option Agreement"), attached hereto as Exhibit F, with Rabinowicz and Wolfson pursuant to which, in consideration for $460,000, Tabriz granted to Rabinowicz and Wolfson an option to purchase any and all Tefron Ordinary Shares held by Tabriz (1,695,690 Tefron Ordinary Shares) at an exercise price of $17.00. Pursuant to a letter agreement dated December 21, 1997, attached hereto as Exhibit G, for an additional payment of $40,000 by Rabinowicz and Wolfson, the payment date of the option price was extended until August 12, 1999. Pursuant to a letter agreement dated as of January 24, 2000, (the "Tabriz Option") attached hereto as Exhibit I, the payment date under the Option Agreement was extended to the expiration date of the Option Agreement in consideration for an increase of the exercise price to $17.40 per Tefron Ordinary Share.

               In conjunction with the Ruimi Purchase Agreement, Wolfson, Rabinowicz and Ruimi entered into an option agreement (the "Ruimi Option"), attached hereto as Exhibit J, pursuant to which Ruimi has the option to acquire 565,230 Tefron Ordinary Shares under the Tabriz Option (the "Ruimi Option Shares"). Ruimi has the right to acquire the Ruimi Option Shares; however, if he elects not exercise the option, he may be required to purchase such shares if the average daily closing price of Tefron Ordinary Shares on the New York Stock Exchange is at least $15.40 for the 30 to 60 day period prior to August 29, 2000.

               Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") Wolfson, Rabinowicz, Arwol and Riza may be deemed to beneficially own the 7,371,782 Tefron Ordinary Shares held by the trustee pursuant to the Tefron Shareholders Agreement and Wolfson and Rabinowicz may also be deemed to beneficially own the 1,695,690 Tefron Ordinary Shares subject the Option Agreement. Pursuant to Rule 13d-4 of the Exchange Act, Wolfson, Rabinowicz, Arwol, Macpell and Riza expressly disclaim beneficial ownership of 3,612,172 shares of the 7,371,782 Tefron Ordinary Shares held by the trustee pursuant to the Tefron Shareholders Agreement; and Wolfson and Rabinowicz expressly disclaim beneficial ownership of the 1,695,690 Tefron Ordinary Shares subject to the Option Agreement.

Item 7. Material to be filed as Exhibits.

Exhibit A.     Shareholders Agreement dated September 17, 1997 between Macpell,
               Tabriz, Discount Investment Corporation, Ltd. and PEC Israel
               Economic Corporation.

Exhibit B.     Purchase Agreement dated February 26, 1998 between Arwol and
               Eliezer Peleg, Nachum Peleg, Mast Industries, Inc., a Delaware corporation, Shimon Topor, and Michael Steinhardt, with respect to Arwol's purchase of 81% of the Macpell Ordinary Shares.

Exhibit C.     Purchase Agreement dated December 28, 1999 by and among Arwol and
               Ruimi with respect to Ruimi's purchase of Macpell Ordinary
               Shares.

Exhibit D.     Voting Agreement dated December 28, 1999 by and among Arwol and
               Ruimi.

Exhibit E.     Purchase Agreement dated December 30, 1999 by and among Arwol and
               Riza with respect to the purchase of Macpell Ordinary Shares by Riza from Arwol.

Exhibit F.     Option Agreement dated August 27, 1997 by and among Tabriz,
               Wolfson and Rabinowicz.

Exhibit G.     Option Agreement Extension Letter dated December 21, 1997 by and among Tabriz, Wolfson and Rabinowicz.

Exhibit H.     Option Agreement Extension Letter dated September 4, 1998 by and among Tabriz, Wolfson and Rabinowicz.

Exhibit I. Option Agreement Extension Letter dated January 24, 2000 by and among Tabriz, Wolfson and Rabinowicz.

Exhibit J.     Option Agreement dated December 28, 1999 by and among Wolfson,
               Rabinowicz and Ruimi.

Exhibit K.     Loan Agreement by and among Arwol and FIBI. To be filed by amendment to this Schedule 13D.

Exhibit L.     Loan Agreement dated February 18, 1998 by and among Arwol and
               Tabriz.

Exhibit M.     Addenduem to Loan Agreement dated February 18, 1998 by and among
               Arwol and Tabriz.

Exhibit N.     Loan Agreement by and among Arwol and Hapoalim. To be filed by amendment to this Schedule 13D.

Exhibit O.     Loan Agreement by and among Riza, Arwol and Hapoalim. To be filed by amendment to this Schedule 13D.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 15, 2000

                                          ARWOL HOLDINGS LTD.


                                          By:  /s/  ARIE WOLFSON
                                               --------------------
                                               Name:  Arie Wolfson
                                               Title: Chairman and
                                                      Chief Executive Officer

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 15, 2000
                                          /s/  ARIE WOLFSON
                                          --------------------
                                          Arie Wolfson

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 15, 2000

                                          /s/ SIGI RABINOWICZ
                                          ---------------------
                                          Sigi Rabinowicz
                                          Title: Chief Executive Officer

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 15, 2000

                                          RIZA HOLDINGS, LTD.



                                          By:  /s/  SIGI RABINOWICZ
                                               ----------------------
                                               Name:  Sigi Rabinowicz
                                               Title: Chief Executive Officer

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February  15, 2000

                                          MACPELL INDUSTRIES LTD.


                                          By: /s/  ARIE WOLFSON
                                              --------------------
                                              Name:  Arie Wolfson
                                              Title: Chief Executive Officer

                                                                      Schedule I

                             JOINT FILING AGREEMENT

         The undersigned parties hereby agree that the Schedule 13D filed herewith relating to the Common Stock, par value NIS 1.0 per share of Tefron Ltd., is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) on behalf of each such person.


Date:  February 15, 2000


                                          ARWOL HOLDINGS LTD.


                                          By: /s/ ARIE WOLFSON
                                              -------------------
                                              Name:  Arie Wolfson
                                              Title: Chief Executive Officer


                                          /s/  ARIE WOLFSON
                                          -----------------
                                          Arie Wolfson



                                          /s/ SIGI RABINOWICZ
                                          -------------------
                                          Sigi Rabinowicz


                                          RIZA HOLDINGS LTD.


                                          By: /s/ SIGI RABINOWICZ
                                              ----------------------
                                              Name:  Sigi Rabinowicz
                                              Title: Chief Executive Officer


                                          MACPELL INDUSTRIES LTD.


                                          By:  /s/ ARIE WOLFSON
                                              --------------------
                                               Name:  Arie Wolfson
                                               Title: Chairman and Chief
                                                      Executive Officer

                                                                     Schedule II


                  Arie Wolfson is a British citizen and the Chairman and President of Tefron Ltd. The address of Arie Wolfson's principal place of business is 28 Chida Street Bnei-Brak 51371, Israel.


                  Arwol Holdings Ltd. is company organized under the laws of Israel. The principal place of business of Arwol is c/o Ravillan, Volovelsky, Dinstein, Sneh & Co., Law Offices 76 Rothschild Boulevard Tel Aviv, Israel.

     DIRECTORS AND EXECUTIVE OFFICERS of Arwol Holdings Ltd.



                                                              Present Principal
                                                               Occupation or
           Name                   Citizenship                    Employment
           ----                   -----------                    ----------

Arie Wolfson                      British                   Chairman and
                                                            President of Tefron
                                                            Ltd.
                                                            Chairman and Chief
                                                            Executive Officer
                                                            of Macpell.

Pinhes Volvelsky                  Israeli                   Advocate

                                                                    Schedule III

                  Sigi Rabinowicz is a Belgian citizen and the Chief Executive Officer of Tefron Ltd. The address of Sigi Rabinowicz's principal place of business is 28 Chida Street Bnei-Brak 51371, Israel.

                  Riza Holdings Ltd. is company organized under the laws of Israel. The principal place of business of Riza is c/o Ravillan, Volovelsky, Dinstein, Sneh & Co. Law Offices, 76 Rothschild Boulevard Tel-Aviv, Israel.

             DIRECTORS AND EXECUTIVE OFFICERS of Riza Holdings Ltd.



                                                              Present Principal
                                                               Occupation or
           Name                   Citizenship                    Employment
           ----                   -----------                    ----------

Sigi Rabinowicz                   Belgian                   Chief Executive
                                                            Officer of Tefron
                                                            Ltd.
                                                            Director of Macpell

Pinhes Volovelsky                 Israeli                   Advocate

                                                                     Schedule IV

                  Macpell Industries Ltd. is company organized under the laws of Israel. The principal place of business of Macpell is 28 Chida Street, Bnei-Brak 51371 Israel.

           DIRECTORS AND EXECUTIVE OFFICERS of Macpell Industries Ltd.


                                                              Present Principal
                                                               Occupation or
           Name                   Citizenship                    Employment
           ----                   -----------                    ----------

Arie Wolfson                      British                   Chairman of the
                                                            Board of directors
                                                            Chief Executive
                                                            Officer

Sigi Rabinowicz                   Belgian                   Director

Eliezer Peleg                     Israeli                   Director

Nachum Peleg                      Israeli                   Director

Israel Baum                       Israeli                   Director

Aviela Sherbo Cohen               Israeli                   Director

Shmuel Nir                        Israeli                   Director

Ronen Landesman                   Israeli                   Director

Raphael Wacht                     Israeli                   Director

Yehiel Rotenberg                  Israeli                   Director

Eli Azriel                        Israeli                   Director

Shmuel Rozenblum                  Israeli                   Director